SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Result of the 43rd Annual General Meeting of Shareholders

1.	Approval of Financial Statements

(Unit: KRW million)

The 43rd Fiscal Year (Year ended on December 31, 2024)

Consolidated	Total Assets	41,879,957	Revenue	26,431,204
	Total Liabilities	23,883,408	Operating Profit	809,471
	Share Capital	1,564,499	Net Income	417,094
	Total Equity	17,996,549	Earnings Per Share (KRW)	1,908
	Auditor Opinion	Unqualified
Separate	Total Assets	29,528,880	Revenue	18,579,678
	Total Liabilities	15,108,740	Operating Profit	346,489
	Share Capital	1,564,499	Net Income	326,916
	Total Equity	14,420,140	Earnings Per Share (KRW)	1,329
	Auditor Opinion	Unqualified

2.	Resolution of Dividends

Type of Dividend	Cash Dividend
Dividend per Share (KRW)	2,000
—FY2024 4Q	500
—FY2024 1~3Q	1,500
Total Dividend Amount (KRW)	491,601,071,500
Dividend Yield (%)	5.0

3.	Status of Directors after Annual General Shareholders’ Meeting

Directors Elected	4 outside directors, 3 audit committee members
Total Number of Directors	10
Number of Outside Directors	8
Proportion of Outside Directors	80.0%

4.	Result of All Resolutions

Agenda	Voting Results
1. Approval of Financial Statements for the 43rd Fiscal Year	Approved as proposed
2. Amendment to the Articles of Incorporation	-
2-1. Change of Record Date for Quarterly Dividends	Approved as proposed
2-2. Change of Resolution Method for Issuing Corporate Bonds	Approved as proposed
3. Election of Directors	-
3-1. Woo-Young Kwak (Outside Director Candidate)	Approved as proposed
3-2. Seongcheol Kim (Outside Director Candidate)	Approved as proposed
3-3. Seung Hoon Lee (Outside Director Candidate)	Approved as proposed
3-4. Yong-Hun Kim (Outside Director Candidate)	Approved as proposed
4. Election of Members of Audit Committee	-
4-1. Seongcheol Kim (Audit Committee Member Candidate)	Approved as proposed
4-2. Seung Hoon Lee (Audit Committee Member Candidate)	Approved as proposed
4-3. Yong-Hun Kim (Audit Committee Member Candidate)	Approved as proposed
5. Approval of Ceiling Amount of Remuneration for Directors	Approved as proposed

5.	Date of Annual General Meeting of Shareholders: March 31, 2025

6.	Reference: The AGM Notice filed on March 10, 2025